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                                                               Exhibit 99.(A)(7)

To:
cc:
Subject: Breaking News

All Employees

FROM:    Chuck Leitner

DATE:    October 29, 2001

  RE:    Cabot Industrial Trust Acquisition


Early this morning a major transaction was announced between RREEF, on behalf of CalWest, and Cabot Industrial Trust in Boston. The executed merger agreement provides for CalWest to acquire through a tender offer all of the outstanding common shares of Cabot, a publicly traded real estate investment trust. If it is successful, the tender offer is expected to close in mid-December.

The acquisition involves over 41 million square feet of industrial property and
4.5 million square feet of development opportunities in 400 properties located throughout the major US markets. The transaction has a total value of approximately $2.1 billion. Cabot has an extensive management organization, primarily based in Boston, and we will be working with them over the next several weeks to integrate many of the people into our organization.

This transaction has been a monumental task and has been in progress for several months with the extremely burdensome requirement of maintaining strict confidentiality every step of the way. Our success to date has been the result of a classic RREEF team effort involving Acquisitions, Capital Markets, Portfolio Management, Client Relations, Property Management (including nearly every district office), Research, Risk Management, Engineering, Finance, Accounting, IT, Communications, Human Capital and Legal. The continued effort of all of these departments will be required not only during the next several weeks to close this transaction but, over the next several months to assure a successful transition of this portfolio.

The leadership team for this transaction including Tim Keith (Acquisition lead), Chris Hughes (Capital Markets lead), Andy Harper (Financial Analyst lead), Warren Otto (Portfolio Management/ CalWest lead), Steve Steppe (Client Relations lead), Michael McGowan (Research lead) and Mary Godlewski (Administrative lead) would like to thank everyone involved for your professionalism, talents and efforts in positioning RREEF for such an exciting and significant piece of business. The strength and depth of this company strikes again! Give yourselves a pat on the back today Team RREEF, you deserve it.

This is a very public transaction and we expect numerous inquiries. It is very important that all inquiries be responded to with no comment and referred to either me in New York or Cindy Talmadge in Chicago.

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